Mail Stop 4628
                                                            June 1, 2018

Via Email
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street, Suite 3000
Austin, Texas 78701

       Re:    Parsley Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Response Dated May 3, 2018
              File No. 001-36463

Dear Mr. Dalton:

       We have reviewed your May 3, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our April 19,
2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 2   Properties, page 43

Proved Undeveloped Reserves (PUDs), page 49

1. We note your response to prior comment 1 refers to your adoption of development plans that deferred a portion of planned capital expenditures in order to preserve future values.
       We also note the disclosure on page 74 of your Form 10-K which states that future cash flows are subject to a number of variables including the level of production and prices and the significant capital expenditures required to more fully develop your properties.
       Based on these statements, it appears that economic factors and significant uncertainties affect particular components of your proved reserves. Revise your disclosure to specifically address the extent to which your commitment to proceed with the
 Ryan Dalton
Parsley Energy, Inc.
June 1, 2018
Page 2

        development of proved undeveloped ("PUD") locations depends on increases in commodity prices especially considering the change in estimated future development costs from $992.2 million as of December 31, 2016 to $2.1 billion as of December 31,
        2017 and the apparent insufficiency of cash flow from operations to fund development costs in recent periods (e.g., capital expenditures were $424.1 million compared to
        $227.0 million of net cash provided by operating activities in the quarter ended March 31,
        2018). Refer to FASB ASC 932-235-50-10.

2. As your response to prior comment 3 indicates that your annual development schedule may be revised, expand the disclosure of your internal controls over the reserve estimation process to address circumstances where events transpiring subsequent to the adoption of a development plan necessitate changes. Include a description of the process through which changes to your development schedule, such as the deferral of PUD locations to future years, are made and the extent to which such changes are reviewed and approved by management and the Board of Directors. Refer to Item 1202(a)(7) of
        Regulation S-K.

Notes to Consolidated Financial Statements

Note 5   Acquisitions of Oil and Natural Gas Properties, page F-24

3. Your response to prior comment 8 states that the acreage exchange with a third party during 2017 lacked commercial substance. Describe your comparison of the assets transferred and received in greater detail to support your conclusion that there was not a substantial difference in expected future cash flows. Among other relative factors, your response should address the impact of the acreage exchange on your ability to drill longer lateral lengths for planned horizontal well development in your core Upton County position and to leverage existing operational efficiencies and infrastructure. Also, tell us the different categories of reserves considered in your analysis. In addition, explain how your assessment of the entity-specific value of the acreage received compared to the entity-specific value of the acreage transferred considered the improved development opportunities afforded by the completion of this transaction.

      You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or me at (202)
551-3311 with any questions.

                                                             Sincerely,

                                                             /s/ Ethan Horowitz

                                                             Ethan Horowitz
                                                             Accounting Branch
Chief
                                                             Office of Natural
Resources